

02007724

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-40178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 UNION STREET
(No. and Street)

BOSTON (City) MA (state) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ENNIS 617-367-4300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name*)

90 CANAL STREET (Address) BOSTON (City) MA (state) 02114 (Zip Code)

CHECK ONE:
- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I DAVID ENNIS **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** AI SECURITIES, INC. **as of** DECEMBER 31, **20**01**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

David Ennis
Signature

President
Title

Brenda M. Ferrucci
Notary Public
My commission expires: July 26, 2007

This report contains (check all applicable boxes):**
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[ ] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AI SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

AI SECURITIES, INC.

(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)

Years Ended December 31, 2001 and 2000

Table of Contents

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
AI Securities, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of AI Securities, Inc. (a wholly owned subsidiary of Affirmative Investments, Inc.) as of December 31, 2001 and 2000 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the financial statements, presented for purposes of complying with the Securities and Exchange Commission's rules, is the responsibility of the Company's management and is not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
February 6, 2002

Brown & Brown, LLP

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

AI SECURITIES, INC.
Statements of Financial Condition
December 31, 2001 and 2000

		2001		2000
Assets				
Current assets:				
Cash	$	7,217	$	10,538
Accounts receivable		10,000		15,434
Deferred tax asset		2,243		2,243
Total current assets	$	19,460	$	28,215
Shareholder's Equity				
Shareholder's equity:				
Common stock, no par value, 15,000 shares authorized, 1,000 shares issued and outstanding	$	10	$	10
Retained earnings		19,450		28,205
Total shareholders' equity		19,460		28,215
	$	19,460	$	28,215

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
Statements of Income and Retained Earnings
Years Ended December 31, 2001 and 2000

	2001	2000
Income:		
Consulting fees	$ 312,782	$ 540,587
Monitoring fees	27,220	34,797
Mutual fund fees	1,386	5,411
Interest income	180	286
Total income	341,568	581,081
Expenses:		
Management fee	337,300	570,435
Accounting	6,000	6,000
Donated services	5,100	12,500
Miscellaneous	1,923	1,299
Total expenses	350,323	590,234
Loss before income taxes	(8,755)	(9,153)
Income taxes, deferred	-	(3,060)
Net loss	(8,755)	(12,213)
Retained earnings, beginning of year	28,205	40,418
Retained earnings, end of year	$ 19,450	$ 28,205

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (8,755)	$ (12,213)
Changes in operating assets:		
Decrease in accounts receivable	5,434	10,701
Decrease in deferred tax asset	-	3,060
Net (decrease) increase in cash	(3,321)	1,548
Cash, beginning of year	10,538	8,990
Cash, end of year	$ 7,217	$ 10,538

The accompanying notes are an itegral part of these financial statements.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Notes to Financial Statements
Years Ended December 31, 2001 and 2000

NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
AI Securities, Inc. (the Company), a Massachusetts corporation, is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934, which engages in consulting and the sale of private placements, mutual funds and limited partnership interests, primarily within Massachusetts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the 2000 financial statements in order to conform to the 2001 presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

NOTE 2 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns of Affirmative Investments, Inc. In the event that the Company has taxable income/loss, an income tax provision/benefit would be reflected as though the Company filed separate tax returns, using the combined group federal and state tax rates.

NOTE 3 – CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Rule requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2001 and 2000, the Company had net capital, as defined, of $7,217 and $10,538 which exceeded the required net capital by $2,217 and $5,538, respectively.

At December 31, 2001 no material differences existed between the audited net capital computation and the computation prepared by AI Securities, Inc.

NOTE 4 – RELATED PARTY TRANSACTIONS

Management Fee
The Company is a wholly owned subsidiary of Affirmative Investments, Inc. Affirmative Investments, Inc. charges the Company a management fee for the expenses incurred on behalf of the Company. This management fee includes allocations of office rent, personnel costs, general office overhead, financial consulting for housing development and the costs associated with structuring, syndicating, and placement of limited partnerships. Management fees charged by Affirmative Investments at December 31, 2001 and 2000 amounted to $337,300 and $570,435, respectively.

Note 4 – RELATED PARTY TRANSACTIONS (Continued)

Management Fee
The Company transfers money to Affirmative Investments, Inc. throughout the year towards the management fee. At December 31, 2001 and 2000, there was no fee due to Affirmative Investments, Inc.

NOTE 5 – MAJOR CUSTOMERS

The Company received approximately 87% and 88% and of its revenue from four customers, two customers in each of the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, 100% and 91% of accounts receivable consisted of one and two customers, respectively.

NOTE 6 - FEDERAL AND STATE INCOME TAXES

Financial Accounting Standards No. 109 *Accounting for Income Taxes* requires that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company's total deferred tax asset at December 31 2001 and 2000 is $2,243. The deferred tax assets are the result of net operating losses created in their respective years. These losses are assumed to be used in the consolidated tax returns of that year.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001 and 2000

	2001	2000
Capital:		
Common stock	$ 10	$ 10
Retained earnings	19,450	28,205
Total capital	19,460	28,215
Unallowable assets:		
Accounts receivable	10,000	15,434
Deferred tax asset	2,243	2,243
Total unallowable assets	12,243	17,677
Net capital	$ 7,217	$ 10,538

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2001 and 2000

AI Securities, Inc. is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
AI Securities, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of AI Securities, Inc., a wholly owned subsidiary of Affirmative Investments, Inc., for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
February 6, 2002

